As filed with the Securities and Exchange Commission on December 10, 1997

                                 Registration No. 333-
=================================================================
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                           --------------

                             FORM S-3
                      REGISTRATION STATEMENT
                              UNDER
                    THE SECURITIES ACT OF 1933
                            --------------

                    NATIONAL R.V. HOLDINGS, INC.
    (Exact name of registrant as specified in its charter)

                Delaware                    33-0371079
     (State or other jurisdiction of      (I.R.S. Employer
     incorporation or organization)    Identification Number)

                          3411 N. Perris Blvd.
                        Perris, California 92571
                            (909) 943-6007
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                          ---------------------

                            WAYNE M. MERTES
                          3411 N. Perris Blvd.
                        Perris, California 92571
                            (909) 943-6007
        (Name, address, including zip code and telephone number,
                including area code, of agent for service)
                              --------------
                      Copies of Communications to:

                         STEPHEN M. DAVIS, ESQ.
                          Werbel & Carnelutti
                      A Professional Corporation
                          711 Fifth Avenue
                      New York, New York  10022
                          (212) 832-8300
                             ---------------

       Approximate date of commencement of proposed sale to public:

 As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

  If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(A) (1) of this Form, check the following box. [ ]

  If this Form is filed to register additional securities for an offering pursuant to the Rule 462 (b) under the Securities Act, please check the following box and list the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule
462 (c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                  CALCULATION OF REGISTRATION FEE

Title of                      Proposed    Proposed
Each Class                    Maximum     Maximum
of Securities   Amount        Offering    Aggregate    Amount of
To Be           To Be         Price Per   Offering     Registration
Registered      Registered    Share (1)   Price (1)    Fee
-------------------------------------------------------------------
Common           878,151      $30.00     $26,344,530    $ 7,984
Stock,           shares
$0.01 par
Amount value

(1) Calculated based on the average of the high and low reported sale prices of a share of the Company's Common Stock as reported by Nasdaq as of a date within five (5) business days of the date of this Registration Statement in accordance with the provisions of Rule 457(c) under the Securities Act of 1933, as amended.
                     ----------------------
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

           SUBJECT TO COMPLETION, DATED DECEMBER 10, 1997

Prospectus
                         878,151 Shares

                   NATIONAL R.V. HOLDINGS, INC.

                         Common Stock
                       ($.01 Par Value)

     The shares offered hereby (the "Shares") consist of 878,151 shares of common stock, par value $.01 per share (the "Common Stock"), of National R.V. Holdings, Inc., a Delaware corporation (the "Company"). The Shares may be offered from time to time by certain stockholders (the "Selling Stockholders") identified herein. See "Selling Stockholders and Plan of Distribution." The Company will not receive any part of the proceeds from the sales of the Shares. All expenses of registration incurred in connection herewith are being borne by the Company, but all selling and other expenses incurred by the Selling Stockholders will be borne by the Selling Stockholders.

     The Selling Stockholders have not advised the Company of any specific plans for the distribution of the Shares covered by this Prospectus, but it is anticipated that the Shares will be sold from time to time primarily in transactions (which may include block transactions) on the National Association of Securities Dealers Automated Quotation ("NASDAQ") System at the market price then prevailing or at prices related to prevailing prices, although sales may also be made in negotiated transactions at negotiated prices or otherwise. See "Selling Stockholders and Plan of Distribution."

     The Companys Common Stock is traded and quoted on the NASDAQ
National Market under the symbol NRVH. On December 8, 1997, the closing sale price of the Common Stock was $30.00 per share.


THE PURCHASE OF THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          The date of this Prospectus is            , 1997

          No dealer, salesperson or other person has been authorized to give any information or to make any representations, other than those contained or incorporated by reference in this Prospectus, in connection with the offering contained herein and, if given or made, such information must not be relied upon as having been authorized by the Company or the Selling Stockholders. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof.


                      AVAILABLE INFORMATION

          The Company is subject to the informational requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements filed by the Company may be inspected and copied at the Public Reference Section of the Commission at 450 Fifth Street, N.W. Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington D.C. 20549 at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding the Company; the address of such site is http://www.sec.gov.

          The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement"), under the Securities Act of 1933, as amended (the "Act"), with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement certain parts of which are omitted in accordance with the rules and regulations of the Commission. Copies of the Registration Statement, including all exhibits thereto, may be obtained from the Commission's principal office in Washington D.C. upon payment of the fees prescribed by the Commission or may be examined without charge at the offices of the Commission as described above.

          The Companys securities are quoted on the NASDAQ
National Market. Reports and other information about the Company may be inspected at the offices maintained by the National
Association of Securities Dealers, Inc., NASDAQ Reports Section,
1735 K Street, N.W., Washington, D.C. 20006.

             INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The following documents or portions of documents filed by the Company with the Commission are incorporated by reference in this Prospectus:

(a) The Companys Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

(b) The Companys Quarterly Report on Form 10-Q for the fiscal quarters ended March 31, 1997, June 30, 1997 and September 30,
1997;

(c) The Company Proxy Statement dated April 25, 1997 relating to its 1997 Annual Meeting of Stockholders; and

(d) All other reports pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the Companys fiscal period ended
December 31, 1996.

     Each document filed subsequent to the date of this Prospectus by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents.

          Any statement contained in a document, all or a portion of which is incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained or incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

          The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all such documents which are incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or oral requests for copies should be directed to: Investor Relations, National R.V. Holdings, Inc., 3411 N. Perris Blvd. Perris, California 92571, telephone number:
(909) 943-6007.

                          THE COMPANY

          National R.V. Holdings, Inc. is one of the nation's leading manufacturers of Class A motorhomes. Through its wholly-owned subsidiary, National R.V., Inc. ("National RV"), the Company designs, manufactures and markets Class A motorhomes and fifth-wheel travel trailers under brand names including Dolphin, Sea Breeze and Tropi-Cal. Through its wholly-owned subsidiary acquired in November 1996, Country Coach, Inc. ("Country Coach"), the Company designs, manufactures and markets high-end (Highline) Class A motorhomes and bus conversions under brand names including Concept, Affinity, Magna, Intrigue and Allure. Country Coach is the fourth largest manufacturer of Highline motorhomes in the United States with a 11.2% share of the Highline segment of the Class A motorhome market. The Company, which began manufacturing recreational vehicles ("Rvs") in 1964, sells its motorhomes through a network of independent dealers located in the United States, Canada and Europe. The Company is the fifth largest manufacturer of Class A motorhomes in the United States with a 7.7% market share.

          Motorhomes are self-powered RVs built on a motor vehicle chassis. The interior typically includes a driver's area and kitchen, bathroom, dining and sleeping areas. Motorhomes are self-contained, with their own power generation, heating, cooking, refrigeration, sewage holding and water storage facilities, so that they can be lived in without being attached to utilities. Fifth-wheel travel trailers, similar to motorhomes in features and use, are constructed with a raised forward section that attaches to the bed of a pick-up truck.

          RVs are purchased for a variety of purposes, including camping, visiting family and friends, sightseeing, vacationing and enjoying outdoor activities and sporting events. According to a University of Michigan study, approximately 8.2 million households (or 9.6% of all households) in the United States owned RVs in 1993, up from 7.7 million households in 1988 and 5.8 million households in 1980. Ownership of RVs reaches its highest level among those Americans aged 55 to 64, with 16.0% of households in this category owning RVs. The number of Americans in this group, which constitutes the Company's primary target market, is projected to grow 38.7% from 1996 to 2005 as compared to 7.8% for the overall population.

          National R.V. Holdings, Inc. was incorporated in Delaware in August 1988 and has its headquarters at 3411 N. Perris Boulevard, Perris, California 92571. Its telephone number is (909) 943-6007. National R.V., was incorporated in California in January 1970. National RV's predecessor was organized in 1964. Country Coach was incorporated in Oregon in July 1974. As used in this Prospectus, the term "Company" refers to National R.V. Holdings, Inc., National RV and Country Coach, unless the context otherwise requires.
                            RISK FACTORS

     The following information, in addition to the other information contained in this Prospectus, should be considered carefully by prospective purchasers of the Common Stock in evaluating the Company, its business and an investment in the shares of Common Stock offered hereby.

          Cyclical Nature of the RV Industry, Seasonality and Potential Fluctuations in Operating Results. The RV industry has been characterized by cycles of growth and contraction in consumer demand, reflecting prevailing economic conditions which affect disposable income for leisure-time activities. Concerns about the availability and price of gasoline, decreases in consumer confidence, increases in interest rates and reductions in available financing have had, and may in the future have, an adverse impact on RV sales. In addition, because of the relatively high selling price of the Company's Highline motorhomes, a small variation in the number of motorhomes sold in any quarter could have a significant effect on sales and operating results for that quarter. Seasonal factors, over which the Company has no control, also have an effect on the demand for the Company's products. Demand in the RV industry declines over the winter season, while sales are generally highest during the spring and summer months.

          Integration of Acquired Businesses; Management of Growth. One of the Company's objectives is to acquire businesses in the RV industry or related areas. Successfully accomplishing this goal depends upon a number of factors, including the Company's ability to find suitable acquisition candidates, negotiate acquisitions on acceptable terms, retain key personnel of the acquired entities, hire and train other competent managers, and effectively and profitably integrate the operations of the acquired businesses into the Companys existing operations. The process of integrating acquired businesses, including Country Coach, may require a significant amount of resources and management attention which will temporarily detract attention from the day-to-day business of the Company. The Company's ability to manage its growth effectively will require it to continue to improve its operational, financial and management information systems and controls, and to attract, retain, motivate and manage employees effectively. The failure of the Company to manage growth in its business effectively could have a material adverse effect on the financial condition and results of operations of the Company.

          Expansion of Manufacturing Facilities. In 1997, the Company's National RV subsidiary expanded its current production capacity of 200,000 square feet through the construction of a 154,000 square foot manufacturing facility on its property in Perris, California. In addition, the Company's Country Coach subsidiary recently expanded its Junction City, Oregon location. There can be no assurance that such facilities or future additional facilities will be able to meet the manufacturing needs of the Company or that the Company will be able to attract and retain qualified technical, supervisory and manufacturing personnel required in order to operate such facility in an effective and efficient manner.

          Dependence on Key Personnel. The Company's growth and continued success depend to a substantial degree on Wayne M. Mertes, a founder of National RV and President, Chief Executive Officer and a director of the Company, Robert B. Lee, a founder and Chief Executive Officer of Country Coach and a director of the Company and other key personnel. The Company has employment agreements which expire in October 1998 and November 1999 with Mr. Mertes and Mr. Lee, respectively. In addition, the Company has obtained key-man insurance on the life of Mr. Mertes and Mr. Lee in the amounts of $2.0 and $3.0 million, respectively. The loss to the Company of the services of Mr. Mertes, Mr. Lee or any of its other key personnel could have a material adverse effect on the business of the Company.

          Dependence on Certain Dealers; Concentration of Dealers in Certain Regions. Although no one dealer accounted for more than 10% of the Company's net sales during the first nine months of 1997, the Company's top ten dealers accounted for approximately 38% of the Company's sales during the nine months ended September 30, 1997. The loss by the Company of one or more of these dealers could have a material adverse effect on the Company's financial condition and results of operations. In addition, as is typical in the RV industry, a significant portion of the Company's sales are from dealers located in states in the western part of the United States. Consequently, the Company's sales could be materially adversely affected by a general downturn in economic conditions or other material events in such region.

          Dependence on Chassis Suppliers. One of the principal components used in the manufacture of motorhomes and bus conversions is the chassis and bus shell, respectively, which include the engine, drive train and other operating components. Although Country Coach manufactures chassis used in certain of its products, the Company obtains the required chassis for most of its Class A motorhomes from a limited number of manufacturers and the required bus shells from Prevost Corporation. Prevost is the only manufacturer of bus shells used in the Company's bus conversions and there is only one other manufacturer of bus shells in North America. As is standard in the industry, arrangements with such suppliers permit them to terminate their relationship with the Company at any time. Lead times for the delivery of chassis frequently exceed five weeks, and the RV industry as a whole has from time to time experienced temporary shortages of chassis. If any of the Company's suppliers were to discontinue the manufacture of chassis utilized by the Company in the manufacture of its Class
A motorhomes, materially reduce their availability to the RV industry in general or limit or terminate their availability to the Company in particular, the business and financial condition of the Company could be materially and adversely affected.

          Potential Liabilities Under Repurchase Agreements. As is common in the industry, the Company enters into repurchase agreements with the financing institutions used by its dealers to finance their purchases. These agreements obligate the Company to purchase a dealer's inventory under certain circumstances in the event of a default by the dealer to its lender. The risk of loss, however, is spread over many dealers and is further reduced by the resale value of the RVs that the Company would be required to repurchase. Although losses under these agreements have not been significant in the past, if the Company were obligated to repurchase a significant number of RVs in the future, it could result in losses and a reduction in new RV sales. The Company's contingent obligations under repurchase agreements vary from period to period and totalled approximately $54 million as of September 30, 1997.

          Competition. The Company competes with numerous manufacturers, many of which have multiple product lines of RVs, are larger and have substantially greater financial and other resources than the Company. According to an industry source, the two largest motorhome manufacturers had sales aggregating 44.3% and 45.8% of total industry-wide retail unit sales of Class A motorhomes for the year ended December 31, 1996 and the nine months ended September 30, 1997, respectively. In addition, sales of used RVs provide competition to RV manufacturers.

          Government Regulation. The Company is subject to the provisions of the National Traffic and Motor Vehicle Safety Act (the "Motor Vehicle Act") and the safety standards for RVs and components which have been promulgated thereunder by the Department of Transportation. The Motor Vehicle Act authorizes the National Highway Traffic Safety Administration ("NHTSA") to require a manufacturer to recall and repair vehicles which contain certain hazards or defects. The Company has from time to time instituted voluntary recalls of certain motorhome units, none of which had a material adverse effect on the Company. The Company is also subject to numerous state consumer protection laws and regulations relating to the operation of motor vehicles, including so-called "Lemon Laws."

          The Company's manufacturing operations are subject to a variety of federal and state environmental regulations relating to the use, generation, storage, treatment, emissions, and disposal of hazardous material sand wastes and noise pollution. Such laws and regulations are becoming more stringent, and it is likely that future amendments to these environmental statutes and additional regulations promulgated thereunder will be applicable to the Company, its manufacturing operations and its products in the future. The failure of the Company to comply with present or future regulations could result in fines being imposed on the Company, potential civil and criminal liability, suspension of production or operations, alterations to the manufacturing process or costly cleanup or capital expenditures.

          Product Liability. The Company maintains product liability insurance with coverage in amounts which management believes is reasonable. To date, the Company has been successful in obtaining product liability insurance on terms the Company considers acceptable. The Company's current policy provides coverage against claims based on occurrences within the policy periods up to a maximum of $11 million. Given the nature of the Company's business, product liability in excess of the Company's insurance coverage, if incurred, could have a material adverse effect on the Company.

          Control by Affiliates. As of November 15, 1997, affiliates of Siegler, Collery & Co., a New York-based investment firm ("Siegler Collery"), beneficially owned approximately 22.3% of the outstanding shares of Common Stock. Gary N. Siegler, Chairman of the Board and a director of the Company, controls each of these affiliates. In addition, as of November 15, 1997, the executive officers and directors of the Company as a group beneficially own approximately 35.3% of the outstanding shares of Common Stock. As a result of such ownership, Mr. Siegler, individually, and the executive officers and directors, as a group, have the ability to exert significant influence on the Company's policies, the election of directors and the authorization of certain transactions that require stockholder approval.

          Antitakeover Provisions. Certain provisions of the Company's Certificate of Incorporation, as well as Delaware corporate law and the Company's Stockholder Rights Plan (the "Rights Plan"), may be deemed to have anti-takeover effects and may delay, defer or prevent a takeover attempt that a stockholder might consider in its best interest. Such provisions also may adversely affect prevailing market prices for the Common Stock. Certain of such provisions allow the Company's Board of Directors to issue, without additional stockholder approval, preferred stock having rights senior to those of the Common Stock. In addition, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits the Company from engaging in a "business combination" with an

"interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed matter. In August 1996, the Company adopted the Rights Plan, pursuant to which holders of the Common Stock received a distribution of rights to purchase additional shares of Common Stock, which rights become exercisable upon the occurrence of certain events.


                          USE OF PROCEEDS

          The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholders.


              SELLING STOCKHOLDERS AND PLAN OF DISTRIBUTION

          The 878,151 Shares offered includes 106,250 shares of Common Stock underlying certain outstanding warrants to purchase
Common Stock held by the Selling Stockholders.

          The following table sets forth as of November 15, 1997, information regarding the beneficial ownership of the Company's Common Stock held by each Selling Stockholder who may sell the Shares pursuant to this Prospectus as of such date, the number of Shares offered hereunder by each such Selling Stockholder and the net ownership of shares of Common Stock, if all such Shares so offered are sold by each Selling Stockholder.

                             Total Number
                             of Shares to
Name of      Shares Owned   be Offered For    Total Shares to be
Selling      Prior to this  Selling Stock-    Owned Upon Completion
Stockholder  Offering (1)   holder's Account  of this Offering (2)

                                               Number      Percent
-------------------------------------------------------------------
Gary N.
Siegler       1,769,557(3)   150,000          1,619,557(3)   25.9%

The SC
Fundamental
Value Fund,
L.P.            494,578(3)   227,500            267,078       4.3%

SC Fundamental
Value BVI, Ltd. 256,581(3)   122,500            134,081       2.1%

Robert B.
Lee             407,441(4)   178,720            228,721(4)    3.7%

Jack L.
Courtemanche     67,352(5)     8,676             58,676(5)    0.9%

Terry N.
Lee             101,647       50,823             50,824       0.8%

Kenda M.
Mason            33,683       16,841             16,842       0.3%

Brenda J.
Lee-Thomson      33,683       16,841              16,842      0.3%

Ladenburg
Thalmann &
Co. Inc.         18,750(6)    18,750                   0        0%

Allen &
Company
Incorporated     25,000(6)    25,000                   0        0%

Brean Murray
 & Co., Inc.     37,500(6)    37,500                   0        0%

Jordan Berlin        95(6)        95                   0        0%

David C. Berman     800(6)       800                   0        0%

Mark Biderman       197(6)       197                   0        0%

Carl Chaleff         95(6)        95                   0        0%

Laura Dopman        300(6)       300                   0        0%

Thomas Dwan          79(6)        79                   0        0%

Roger Einiger     1,243(6)     1,243                   0        0%

Steven Eisenberg  1,500(6)     1,500                   0        0%

Dennis Feerey       103(6)       103                   0        0%

Antonio Fernandez   592(6)       592                   0        0%

Thomas Fritzlen, Jr. 79(6)        79                   0        0%

Thomas Gallagher    629(6)       629                   0        0%

Nathan Gantcher   2,437(6)     2,437                   0        0%

Jack Goldenthal     221(6)       221                   0        0%

Mark Harms        1,600(6)     1,600                   0        0%

Melvin Herman        79(6)        79                   0        0%

Robert Hord          79(6)        79                   0        0%

Frank James         258(6)       258                   0        0%

Robert Kleinberg    472(6)       472                   0        0%

Joyce Kramer         79(6)        79                   0        0%

Matthew Maryles     299(6)       299                   0        0%

Stephen McGrath     626(6)       626                   0        0%

Joseph Missett III  163(6)       163                   0        0%

Patricia Navarro  1,000(6)     1,000                   0        0%

Seth Novatt          95(6)        95                   0        0%

Thomas O'Donnell    373(6)       373                   0        0%

Robert Okin          79(6)        79                   0        0%

Oppenheimer & Co.
Inc.              6,175(6)     6,175                   0        0%

Thomas Ortwein       79(6)        79                   0        0%

Alex R. Picou       800(6)       800                   0        0%

Alan Rappaport      175(6)       175                   0        0%

Stephen Robert    2,437(6)     2,437                   0        0%

Gerald Rothstein    254(6)       254                   0        0%

Jeffery Stern       336(6)       336                   0        0%

O. Lee Tawes, III   541(6)       541                   0        0%

David Tufts         286(6)       286                   0        0%

Richard White       232(6)       232                   0        0%

Richard Wiseley     113(6)       113                   0        0%


--------------------
(*)  Less than one percent

(1) Except as otherwise noted, all shares are beneficially owned and sole voting and investment power is held by the party named.

(2) Assumes the sale of all shares listed in the "Total Number of Shares to be Offered for the Selling Stockholder's Account" column. Also assumes that none of the Selling Stockholders sells shares of Common Stock not being offered hereunder or purchases additional shares of Common Stock.

(3) Mr. Siegler is Chairman of the Board of Directors of the Company. Mr. Siegler is a controlling stockholder of the general partner and investment manager of The SC Fundamental Value Fund, L.P. and SC Fundamental BVI, Ltd., respectively. In addition, Mr. Siegler may be deemed to control other entities which beneficially own shares of Common Stock. All such shares are included in the table. The amounts for Mr. Siegler also include 313,750 shares underlying presently exercisable stock options.

(4)  Mr. Lee is a director of the Company and Chairman and Chief
Executive Officer of Country Coach. The amounts for Mr. Lee include 50,000 shares underlying presently exercisable stock options.

(5) Mr. Courtemanche is the President of Country Coach. The amounts for Mr. Courtemanche include 50,000 shares underlying presently exercisable stock options.

(6) Represents shares issuable upon the exercise of certain warrants to purchase Common Stock held by such Selling
Stockholders.


          The Selling Stockholders may sell some or all of the Shares in transactions involving broker/dealers, who may act as agent or acquire the Shares as principal. Any broker/dealer participating in such transactions as agent may receive a commission from the Selling Stockholders (and, if they act as agent for the purchaser of such Shares, from such purchaser). Usual and customary brokerage fees will be paid by the Selling Stockholders. Broker/dealers may agree with the Selling Stockholders to sell a specified number of Shares at a stipulated price per Share and, to the extent such broker/dealer is unable to do so acting as agent for the Selling Stockholders, to purchase as principal any unsold Shares at the price required to fulfill the respective broker/dealer's commitment to the Selling Stockholders. Broker/dealers who acquire Shares as principals may thereafter resell such Shares from time to time in transactions (which may involve cross and block transactions and which may involve sales to and through other broker/dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection which such resales may pay to or receive commissions from the purchasers of such Shares. The Selling Stockholders also may sell some or all of the Shares directly to purchasers without the assistance of any broker/dealer.

          The Company is bearing all costs relating to the registration of the Shares. Any commissions or other fees payable to broker/dealers in connection with any sale of the Shares will be borne by the Selling Stockholders or other party selling such Shares.

          The Selling Stockholders must comply with the requirements of the Act and the Exchange Act and the rules and regulations thereunder in the offer and sale of the Shares. In particular, during such times as the Selling Stockholders may be deemed to be engaged in a distribution of the Common Stock, and therefore be deemed to be "underwriters" under the Act, they must comply with certain rules under the Exchange Act, and will, among other things:

          (a) not engage in any stabilization activities in connection with the Company's securities;

          (b) furnish each broker/dealer through which Shares may be offered such copies of this Prospectus, as amended from time to time, as may be required by such broker/dealer; and

          (c) not bid for or purchase any securities of the Company or attempt to induce any person to purchase any securities of the Company other than as permitted under the Exchange Act.



                  DESCRIPTION OF CAPITAL STOCK

          The authorized capital stock of the Company consists of 10,000,000 shares of Common Stock, par value $.01 per share, and 5,000 shares of Preferred Stock, par value $.01 per share ("Preferred Stock"). As of November 15, 1997, the Company had outstanding 6,254,133 shares of Common Stock and 4,000 shares of Series A Preferred Stock.

Common Stock

          The holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may, from time to time, determine. Each stockholder is entitled to one vote for each share of Common Stock held by such stockholder. The Company's Restated Certificate of Incorporation does not provide for cumulative voting. Therefore, the holders of a majority of the Company's Common Stock could elect all of the Company's directors. The Common Stock is not entitled to preemptive rights and is not subject to redemption. Upon liquidation, dissolution or winding-up of the Company, the assets legally available for distribution to stockholders are distributable ratably among the holders of the Common Stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding Preferred Stock. Each outstanding share of Common Stock is fully paid and nonassessable.

          Pursuant to the Rights Plan, holders of the Common Stock received a distribution of one right (the "Rights") to purchase one ten thousandth of a share of Series B Junior Participating Preferred Stock for each share of Common Stock owned. The Rights will generally become exercisable ten days after a person or group acquires 15% of the Company's outstanding voting securities or ten business days after a person or group commences or announces an intention to commence a tender or exchange offer that could result in the acquisition of 15% of any such securities. Ten days after a person acquires 15% or more of the Company's outstanding voting securities (unless this time period is extended by the Company's Board of Directors) each Right would, subject to certain adjustments and alternatives, entitle the rightholder to purchase Common Stock of the Company or stock of the acquiring company having a market value of twice the $24.00 exercise price of the Right (except that the acquiring person or group and other related holders would not be able to purchase Common Stock of the Company on these terms). The Rights are nonvoting, expire on 2006 and may be redeemed by the Company at a price of $0.01 per Right at any time prior to the tenth day after an individual or group acquired 15% of the Company's voting stock, unless extended. The purpose of the Rights is to encourage potential acquirors to negotiate with the Company's Board of Directors prior to attempting a takeover and to give the Company's Board of Directors leverage in negotiating on behalf of the stockholder the terms of any proposed takeover.

Preferred Stock

          The Company's Restated Certificate of Incorporation provides that the Company may, without further action by the Company's stockholders, issue up to an aggregate of 5,000 shares of Preferred Stock in one or more series. The Board of Directors is authorized to establish from time to time the number of shares to be included in any such series and to fix the relative rights and preferences of the shares of any such series, including without limitation dividend rights, dividend rate, voting rights, redemption rights and terms, liquidation preferences and sinking fund provisions. The Board of Directors may authorize and issue
Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of

Common Stock. In addition, the issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change in control of the Company.

          As part of the total of 5,000 shares of authorized Preferred Stock, the Company's Restated Certificate of Incorporation designates 4,000 of such shares as Series A Preferred Stock (the "Series A Preferred Stock"), all of which were issued in May 1989. The Series A Preferred Stock is not entitled to any dividends and the holders thereof have no voting rights except as otherwise may be provided by law. Upon the liquidation, dissolution or winding up of the Company, the holders of Series A Preferred Stock are entitled to receive out of the assets of the Company available for distribution to the stockholders, before any distribution is made to the holders of shares of Common Stock or any other series of Preferred Stock, an amount equal to $.01 per share of Series A Preferred Stock (the "Series A Liquidation Preference"). The Series A Preferred Stock is redeemable, in whole or in part, at the option of the Company, at any time or from time to time at a redemption price per share equal to the Series A Liquidation Preference. The Company has no present plans to issue any additional shares of Preferred Stock, including additional shares of Series A Preferred Stock.

Transfer Agent

          The Transfer Agent and registrar for the Common Stock is Continental Stock Transfer and Trust Company.

                             EXPERTS

          The consolidated financial statements at December 31, 1996 and 1995 and for the year ended December 31, 1996, the seven months ended December 31, 1995 and the years ended May 31, 1995 and 1994 incorporated by reference in this Prospectus have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                         LEGAL MATTERS

          The validity of the Common Stock offered hereby will be passed upon for the Company by Werbel & Carnelutti, A Professional Corporation, New York, New York. Members of such firm have a pecuniary interest in 3,750 shares of the Common Stock and Stephen
M. Davis, a member of such firm, is a director of the Company.

                            PART II
             INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution *

Securities and Exchange Commission registration fee     $  7,984
Accounting fees and expenses                               5,000
Legal fees and expenses                                   10,000
Blue Sky fees and expenses                                 1,000
Miscellaneous                                              1,000
Total                                                   $ 24,984
                                                         ========
     * All amounts are estimates other than the Commission's registration fee. No portion of these expenses will be borne by the Selling Stockholders.

Item 15.  Indemnification of Directors and Officers

          Section 145 of the General Corporation Law of the State of Delaware ("DGCL") empowers the Company to, and the Certificate of Incorporation of the Company provides that it shall, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by any reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; except that, in the case of an action or suit by or in the right of the Company, no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

          The Companys Certificate of Incorporation provides, pursuant to Section 145 of the DGCL, for indemnification of officers, directors, employees and agents of the Company and persons serving at the request of the Company in such capacities within other business organizations against certain losses, costs, liabilities and expenses incurred by reason of their position with the Company or such other business organizations.

          Article Ninth of the Companys Certificate of
Incorporation limits a director's liability in accordance with
Section 102(b) of the DGCL. Specifically, Article Ninth provides that no director of the Company shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. Article Ninth also provides that if the DGCL is further amended to authorize corporate action further eliminating or limiting the personal liability of directors, the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL.

Item 16.  Exhibits.

Exhibit
Number                  Description

5.1       Opinion of Werbel & Carnelutti, A Professional
          Corporation.
23.1      Consent of Werbel & Carnelutti (included in Exhibit 5.1).
23.2      Consent of Price Waterhouse LLP.
24.1 Power of Attorney (Reference is made to the signature page of the Registration Statement).

Item 17.  Undertaking.

          The undersigned registrant hereby undertakes:

          1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
Statement:

          (i)  To include any prospectus required by Section
               10(a)(3) of the Securities Act of 1933, as amended
               (the "Securities Act");

          (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in the Registration Statement; provided, however, that the undertakings set forth in paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange
               Act") that are incorporated by reference in this Registration Statement.

          2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          3. To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

          4. That, for the purpose of determining any liability under the Securities Act each filing of the registrants annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plans annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          Insofar as indemnifications for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

                           SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Perris, State of California, on December 10, 1997.

                         NATIONAL R.V. HOLDINGS, INC.


                         By:  /s/ Wayne M. Mertes
                              ----------------------
                               Wayne M. Mertes,
                               President and
                               Chief Executive Officer


          KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stephen M. Davis and Gary N. Siegler, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution, for him and in his name, in any and all capacities, to sign all amendments (including post-effective amendments) to the Registration Statement to which this power-of-attorney is attached, and to file all those amendments and all exhibits to them and other documents to be filed in connection with them, with the Securities and Exchange Commission.

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on December 10, 1997.


Signature                Capacity in Which Signed


 /s/ Gary N. Siegler
-----------------------
     Gary N. Siegler     Chairman of the Board


 /s/ Wayne M. Mertes
-----------------------
     Wayne M. Mertes     Chief Executive Officer and Director
                         (Principal Executive Officer)

 /s/ Robert B. Lee
-----------------------
     Robert B. Lee       Director and Chairman of Country Coach

 /s/ Kenneth W. Ashley
------------------------
     Kenneth W. Ashley   Chief Financial Officer (Principal
                         Accounting and Financial Officer)

 /s/ Stephen M. Davis
------------------------
     Stephen M. Davis    Director and Secretary

 /s/ Gary L. Fuhrman
------------------------
     Gary L. Fuhrman     Director


 /s/ Neil H. Koffler
-------------------------
     Neil H. Koffler     Director and Assistant Secretary

<Ex 5.1>




                         December 10, 1997


National R.V. Holdings, Inc.
3411 N. Perris Blvd.
Perris, California 92571


Gentlemen:

          You have requested our opinion as counsel for National R.V. Holdings, Inc., a Delaware corporation (the "Company"), in connection with the registration under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, and the public offering by certain selling stockholders (the "Selling Stockholders") of 878,151 shares of the Company's common stock (the "Shares").

          We have examined the Company's Registration Statement on Form S-3 in the form to be filed with the Securities and Exchange Commission on or about December 10, 1997 (the "Registration Statement"). We further have examined the Certificate of Incorporation of the Company as certified by the Secretary of State of the State of Delaware, the By-laws, the minute books and other agreements of the Company as a basis for the opinion hereafter expressed.

          Based on the foregoing examination, we are of the opinion that when the Shares have been issued, delivered and paid for as contemplated in the Prospectus forming a part of the Registration Statement and upon issuance by the Company and sale by the Selling Stockholders in the manner described in the Registration Statement, the Shares will be legally issued, fully paid and non-assessable.

          We consent to the filing of this opinion as an exhibit to the Registration Statement.

                              Very truly yours,
                              WERBEL & CARNELUTTI

                              /s/ Werbel & Carnelutti
                              ------------------------

<Ex 23.2>


                CONSENT OF INDEPENDENT ACCOUNTANTS






     We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement on Form S-3 of our report dated February 13, 1997 appearing on page F-1 of National R.V. Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 1996. We also consent to the reference to us under the heading "Experts" in such Prospectus.



/s/ PRICE WATERHOUSE LLP

Los Angeles, California
December 9, 1997

<Corresp>








                              December 10, 1997


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention: Filing Desk


          Re:  National R.V. Holdings, Inc. (the " Company")
               Registration Statement on Form S-3


Dear Ladies and Gentlemen:

          Accompanying this letter for filing pursuant to the Securities Act of 1933, as amended, is a conformed copy of the above-captioned Registration Statement on Form S-3 filed on behalf of the Company. Manually executed signature pages have been executed prior to the time of this electronic filing. The filing fee of $ 7,984 is being transmitted by wire transfer to the Commission's account at Mellon Bank.

          If we can respond to any comments or questions, please do not hesitate to contact the undersigned collect, at (212) 832-8300.

                              Sincerely,

                              /s/ Peter DiIorio
                              ---------------------
                              Peter DiIorio

Enclosure

cc:  Mr. Kenneth W. Ashley

108510